Exhibit 5

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                OWNER: [JOHN DOE]
                              ANNUITANT: [JOHN DOE]
                           CONTRACT NUMBER: [SPECIMEN]
                           ANNUITY DATE: [03/01/2028]

ISSUE AGE:  [35]
ISSUE DATE:  [03/01/1998]

                  THIS IS A LEGAL CONTRACT - READ IT CAREFULLY

LINCOLN BENEFIT LIFE COMPANY promises to pay to you a monthly annuity starting on the annuity date stated on Page 3. If you die prior to the annuity date, we will pay a death benefit to the beneficiary, upon receipt of due proof of death.

PLEASE EXAMINE THE APPLICATION. We issued this contract based upon the answers in the application. If all answers are not complete and true, the contract may be affected.

RIGHT TO CANCEL YOUR CONTRACT. If you are not satisfied with this contract for any reason, you may return it to Lincoln Benefit Life Company, PO Box 82532, Lincoln, NE 68501-2532, or our agent within 10 days after you receive it. We will refund any purchase payments allocated to the separate account, adjusted to reflect investment gain or loss from the date of allocation to the date of cancellation, plus any purchase payments allocated to the fixed account. If this contract is qualified under Section 408 of the Internal Revenue code, you will not receive less than your original purchase payments. READ YOUR CONTRACT CAREFULLY.

Executed for the company at its home office in Lincoln, Nebraska on its issue date.


       John J. Morris                                      B. Eugene Wraith
       Vice President and Secretary                        President

                          LINCOLN BENEFIT LIFE COMPANY
                           Lincoln Benefit Life Centre
                                Lincoln, NE 68501
                                  800-525-9287

                  A Legal Reserve Stock Life Insurance Company
                                Nonparticipating

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                            Flexible Premium Payments
          Benefit Paid in the Event of Death Prior to the Annuity Date
                         Withdrawal and Surrender Rights

The dollar amount of annuity payments or other values provided by this contract, when based on the investment experience of the separate account, will vary to reflect the performance of the separate account. For amounts in the Guaranteed Maturity Fixed Account, the withdrawal benefit, the death benefit, transfers to other investment alternatives and any periodic annuity payments may be subject to a market value adjustment which may result in an upward or downward adjustment of the amount distributed.


                               SUMMARY OF CONTRACT

This flexible premium deferred variable annuity provides a monthly annuity which will be paid to you starting on the annuity date. If you die before the annuity date, a death benefit will be paid to the beneficiary.

The premium for this contract is flexible and may be established by you subject to the terms of this contract.

During the lifetime of the annuitant, and prior to the annuity date, you may:

     ... withdraw any portion of the surrender value (a withdrawal charge and market value adjustment may apply);

     ...  change the beneficiary;

     ...  assign an interest in the contract;

     ...  change the annuity date;

     ... exercise the other rights provided, subject to the rights of any irrevocable beneficiary or assignee.


This is only a summary of the contract terms. The detailed provisions of this contract will control. The provisions are set forth in the following sections:

              Annuity Data                                Page 3
              Definitions                                 Page 4
              Annuity Benefit                             Page 5
              Purchase Payments                           Page 8
              Contract Value                              Page 9
              Surrender Value                             Page 12
              Death Benefit                               Page 13
              Beneficiary                                 Page 15
              Ownership                                   Page 15
              Other Terms of your Contract                Page 15



                                  ANNUITY DATA

                                OWNER: [JOHN DOE]
                              ANNUITANT: [JOHN DOE]
                           CONTRACT NUMBER: [SPECIMEN]
                           ANNUITY DATE: [03/01/2033]


ISSUE AGE:   [35]
ISSUE DATE:  [03/01/1998]

                                         Initial Purchase Payment:  [$10,000.00]
                                                       Tax Qualification:  [IRA]

                               Credit Enhancement

                             Matching Benefit: [4%]

                     Initial Allocation of Purchase Payment:

                                                         Allocated
                  Variable Sub-Accounts                   Amount (%)
                  [Sub-account A]                        [10%]
                  [Sub-account B]                        [10%]
                  [Sub-account C]                        [10%]
                  [Sub-account D]                        [10%]


                                        Allocated       Guaranteed                  Rate
Guaranteed Maturity Fixed Account       Amount (%)     Interest Rate        Guaranteed Through
         [1 Year Guarantee Period]        [10%]           [4.25%]              [03/01/1999]
         [3 Year Guarantee Period]        [10%]           [4.45%]              [03/01/2001]
         [5 Year Guarantee Period]        [10%]           [5.00%]              [03/01/2003]
         [7 Year Guarantee Period]        [10%]           [5.20%]              [03/01/2005]
         [10 Year Guarantee Period]       [10%]           [5.45%]              [03/01/2008]


Dollar Cost Averaging Fixed Account
         1 Year Guarantee Period          [10%]           [7.00%]              [03/01/1999]


         Minimum Guaranteed Rate
         Dollar Cost Averaging Fixed Account               3.00%

                                   Beneficiary

                                      Relationship
Beneficiary                           To Owner                  Percentage
[Jane Doe]                            [Wife]                     [100%]



                                   DEFINITIONS
When these words are used in this contract, they have the meaning stated:

 "accumulation unit"

A unit of measurement which we use to calculate the value of a subaccount before annuity payments begin.

"annuitant"

The natural person named on Page 3 whose life determines the annuity payment made under this contract.

"annuitized value"

The amount applied to purchase annuity payments under the contract, equal to the contract value adjusted by any market value adjustment and less any applicable taxes.

"annuity date"

The date on which annuity payments are scheduled to begin.

"annuity unit"

A unit of measurement which we use to calculate the amount of variable annuity payments.

"app"

The application which you completed requesting this policy

"beneficiary(ies)"

The person(s) designated to receive any death benefit under the contract.

"contract anniversary"

The anniversary of the issue date in subsequent years.

"contract value"

The sum of the values of your interests in the subaccounts of the Separate Account and the Fixed Account.

"contract year"

A period of twelve months beginning on the issue date or any contract anniversary.

"contribution year"

A twelve month period beginning on the date a purchase payment is applied to the contract value, or an anniversary of that date.

"credit enhancement"

The amount we add to your contract value whenever a purchase payment is received. This is equal to the matching benefit stated on Page 3 multiplied by the applicable purchase payment.

"due proof of death"

(1)  A certified copy of a death certificate; or

(2) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

(3) a written statement by a medical doctor who attended the deceased at the time of death; or

(4)  any other proof satisfactory to us.

"fixed account"

The portion of contract value allocated to our general account.

"fixed annuity"

Annuity payments that are fixed in amount.

"investment alternative"

A subaccount of the separate account, a guarantee period of the Guaranteed Maturity Fixed Account, and the Dollar Cost Averaging Fixed Account.

"issue age"

The age of the annuitant at the time this contract was issued (issue date) determined by the annuitant's last birthday.

"issue date"

The date when this contract becomes effective if the annuitant is then living and the initial premium has been paid. The issue date is shown on Page 3.

"natural person"

A living individual or trust entity that is treated as an individual for Federal Income Tax purposes under the Internal Revenue Code.

"net investment factor"

An index applied to measure the net investment performance of a subaccount from one valuation date to the next. It is used to determine the value of an accumulation unit and annuity unit in any valuation period.

 "portfolio(s)"

The underlying mutual fund(s) (or investment series thereof) in which the subaccounts invest.

 "purchase payments"

Amounts paid to us in the form of a premium for the contract by or on behalf of an owner.

 "separate account"

A segregated investment account of the Company entitled Lincoln Benefit Life Separate Variable Annuity Account.

 "subaccount"

A subdivision the Separate account invested wholly in shares of one of the portfolios.

"surrender value"

The amount you would receive upon surrender of this contract, equal to the contract value adjusted by any market value adjustment, less any applicable taxes and withdrawal charges.

"valuation date"

Each day the New York Stock Exchange ("NYSE") is open for business.

"valuation period"

The period commencing at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time) on each valuation date and ending at the close of the NYSE on the next succeeding valuation date.

"variable annuity"

Annuity payments which vary in accordance with the investment experience of the subaccounts to which contract values have been allocated.

""we", "us", "our""

Our Company, Lincoln Benefit Life Company.

"you"

The owner of the contract.

                                 ANNUITY BENEFIT
annuitant

The annuitant is the person named on Page 3. The annuitant must be a living individual. If the annuitant dies prior to the annuity date, the new annuitant will be:

-    the youngest owner; otherwise,

-    the youngest beneficiary.

annuity date

The monthly annuity will begin on the annuity date. The annuity date must always be the business day on or immediately following the tenth calendar day of a month. The annuity date is the date the annuitized value is applied to an annuity option. The anticipated annuity date is shown on Page 3. You may change the annuity date by writing us at least 30 days prior to this date.

The annuity date must be on or before the later of:

-    the annuitant's 90th birthday; or

-    the 10th anniversary of the contract issue date.

The initial payment purchased by each $1000 of annuitized value depends upon the annuity option selected and the age and sex of the annuitant on the annuity date. The payments are based upon the 1983a Annuity Mortality table and 3.5% interest.

annuity options

The following annuity options are available under the contract. Each is available in the form of either a fixed annuity or a variable annuity (or a combination of both fixed and variable annuity). Fixed account contract values will be applied to provide a fixed annuity

        Option A, Life Annuity with Payments Guaranteed for 5 to 20 years

Monthly payments are made beginning on the annuity date. Payment will continue as long as the annuitant lives. If the annuitant dies before all of the guaranteed payments have been made, we will continue installments of the guaranteed payments to the beneficiary.

 Option B, Joint and Survivor Annuity with Payments Guaranteed for 5 to 20 years

Monthly payments are made beginning with the annuity date. Payments will continue as long as either the annuitant or the joint annuitant is alive.

If both the annuitant and the joint annuitant die before all of the guaranteed payments have been made, we will continue installments of the guaranteed payments to the beneficiary.

       Option C, Payments for a Specified Period Certain of 5 to 30 years

Monthly payments are made starting on the annuity date and continuing for the specified period of time as elected. If the annuitant dies before all of the guaranteed payments have been made, we will continue installments of the guaranteed payments to the beneficiary. Payments for less than 120 months may be subject to a withdrawal charge.

We reserve the right to make available other annuity options.

No lump sum settlement option is available under the contract. You may surrender the contract prior to the annuity date; however, any applicable withdrawal charges will be deducted from the contract value.

The initial monthly payments purchased per $1000 applied for Option A, with 120 months guaranteed are shown below. The factors for other options will be calculated using the same basis as those shown and are available by writing to us.


                              Monthly Annuity
                              Payment for 120
   Annuitant's Age on        Months & Lifetime
       Annuity Date          For Each $1,000.00
                               Male      Female
            50                 4.53       4.19
            51                 4.60       4.25
            52                 4.67       4.31
            53                 4.75       4.38
            54                 4.84       4.45
            55                 4.93       4.52
            56                 5.02       4.60
            57                 5.12       4.68
            58                 5.22       4.77
            59                 5.33       4.86
            60                 5.44       4.95
            61                 5.56       5.05
            62                 5.69       5.16
            63                 5.82       5.27
            64                 5.96       5.39
            65                 6.11       5.52
            66                 6.26       5.65
            67                 6.41       5.79
            68                 6.57       5.94
            69                 6.74       6.10
            70                 6.91       6.26
            71                 7.08       6.43
            72                 7.25       6.61
            73                 7.43       6.79
            74                 7.61       6.98
            75                 7.78       7.18
            76                 7.96       7.38
            77                 8.13       7.58`
            78                 8.29       7.79
            79                 8.45       7.98
            80                 8.61       8.17
            81                 8.75       8.36
            82                 8.89       8.54
            83                 9.01       8.71
            84                 9.13       8.86
        85 or over             9.23       9.01


annuity payments

The contract provides for two types of annuity payments. "Variable annuity payments" vary in amount based on changes in the subaccounts that you have selected. "Fixed annuity payments" do not vary in amount and are paid in an amount determined when you annuitize. Your annuity payments may consist of a mixture of the two types of payments or may be entirely one or the other. The method of calculating the initial payment is different for the two accounts. The contract maintenance charge will be deducted in equal payments from each annuity payment. The contract maintenance charge will be waived if the contract value on the annuity date is $50,000 or more or if all payments are fixed amount annuity payments.

payment terms and conditions

The annuity payments are subject to the following terms and conditions:

If the contract value is less than $5,000, or not enough to provide an initial payment of at least $50, and state law permits, we reserve the right to:

-    change the payment frequency to make the payment at least $50 or

- terminate the contract and pay you the contract value adjusted by any market value adjustment and less any applicable taxes in a lump sum.

If we do not receive a written choice of an annuity option from you at least 30 days before the annuity date, the income plan will be Life Income with Guaranteed Payments for 120 months.

If you choose an annuity option which depends on any person's life, we may require:

-    proof of age and sex before income payments begin; and

- proof that the annuitant or joint annuitant is still alive before we make each payment.

After the annuity date, the annuity option cannot be changed and withdrawals cannot be made unless annuity payments are being made from the separate account under annuity Option C. You may terminate annuity payments being made from the separate account under annuity Option C at any time and withdraw their value, subject to withdrawal charges.

If any owner dies before all annuity payments have been made, the remaining annuity payments will be paid to the successor owner as scheduled.

fixed annuity

You may choose to apply a portion of your annuitized value to purchase a fixed annuity. You must notify us, within 30 days of the annuity date, of that portion of your annuitized value with which you wish to purchase a fixed annuity. Any annuitized value in the fixed account will be automatically applied to provide a fixed annuity. We will reduce your interest in the subaccounts on the annuity date to reflect your choice.

The initial annuity payment for any portion of the annuitized value applied to purchase a fixed annuity is determined by applying it to the per $1000 payment factors for the annuity option selected. Subsequent payments will be fixed in amount, equal to the initial payment, and paid according to the annuity option selected.

variable annuity and annuity units

The initial annuity payment attributable to a subaccount is determined by applying the annuitized value attributable to that subaccount on the annuity date to the annuity option selected. The initial annuity payment for a subaccount is divided by the subaccount's annuity unit value on the annuity date to determine the number of annuity units purchased. Subsequent annuity payments attributable to a subaccount will be equal to the number of annuity units for the subaccount multiplied by the annuity unit value for the subaccount on the payment date. The total variable annuity payment will be the sum of the payments attributable to each subaccount in which you have an interest.

annuity unit value

The annuity unit value of a subaccount for any valuation period is calculated by multiplying the annuity unit value at the end of the immediately preceding valuation period by the subaccount's net investment factor for the valuation period and dividing this product by 1.000 plus the assumed investment rate for the period. The assumed investment rate is an effective annual rate of 3.5%. The net investment factor is described in detail on page 10.


                                PURCHASE PAYMENTS

Purchase payments for this contract are flexible. The initial purchase payment shown on Page 3 must be paid on the issue date. Thereafter, you may make payments of at least $500 at any time prior to the annuity date. We may limit the maximum amount of premium payments we will accept.

Purchase payments are payable to us at our home office. We will supply a receipt if you ask us.

allocation of purchase payments

We will invest the purchase payments in the investment alternatives as you have selected. You may allocate any portion of your purchase payment, in whole percents from 0% to 100%, or in exact dollar amounts to any of the subaccounts or the fixed account options. The total allocation must equal 100%. The allocation of the initial purchase payment is shown on page 3. Allocation of each subsequent purchase payment will be the same as the allocation for the most recent purchase payment unless you change the allocation. You may change the allocation percentages at any time by writing us. Any change will be effective when we receive it.

credit enhancement

A credit enhancement will be allocated to the investment alternatives you have selected at the time of any purchase payment. It will be allocated among the investment alternatives in the same ratio as the appropriate purchase payment.

fixed account options

The fixed account options are the Dollar Cost Averaging Fixed Account Option and the Guaranteed Maturity Fixed Account.

Dollar Cost Averaging Fixed Account

Money allocated to the Dollar Cost Averaging Fixed Account option will earn interest for one year at the current rate in effect at the time of allocation. Each purchase payment and associated interest in the Dollar Cost Averaging Fixed Account option must be transferred to other investment alternatives in equal monthly installments. The number of monthly installments must be no more than
12. At the end of 12 months from the date of a purchase payment allocation to the Dollar Cost Averaging Fixed Account, any remaining portion of the purchase payment and interest in the Dollar Cost Averaging Fixed Account will be allocated to other investment alternatives as defined by the current Dollar Cost Averaging Fixed Account allocation. You may only allocate money to the Dollar Cost Averaging Fixed Account option by allocating a portion of a purchase payment. No amount may be transferred into the Dollar Cost Averaging Fixed Account.

                    Guaranteed Maturity Fixed Account Option

We will pay a specified interest rate for a specified Guarantee Period on each amount allocated to the Guaranteed Maturity Fixed Account Option. You choose the applicable Guarantee Period from among the choices that we make available at our discretion. Each Guarantee Period we offer may have a different interest rate. We may change the rate we offer for new Guarantee Periods at any time at our discretion.

New Guarantee Periods begin when:

-    you make a purchase payment; or

-    you select a new Guarantee Period after the prior Guarantee Period expires;
     or

- you transfer an amount from an existing subaccount of the separate account, from the Dollar Cost Averaging Fixed Account option, or you allocate funds in the fixed account to a new Guarantee Period before the end of the existing Guarantee Period.

You must select the Guarantee Period for all purchase payments and transfers allocated to the Guaranteed Maturity Fixed Account option. If you do not select a Guarantee Period for a purchase payment or transfer, we will assign the same period(s) as used for the most recent purchase payment.

We will mail you a notice prior to the expiration of a Guarantee Period outlining the options available at the end of the Guarantee Period. During the 30 day period after a Guarantee Period expires you may:

- take no action and we will automatically apply the relevant amount to a new Guarantee Period of the same duration as the expiring Guarantee Period beginning on the day the previous guarantee period expired. The interest rate will be the rate we are then offering for Guarantee Periods of that duration, or

- notify us to allocate the relevant amount to one or more new Guarantee Periods beginning on the day the previous guarantee period expired; or

- notify us to allocate the relevant amount to one or more subaccounts on the day we receive the notification; or

- withdraw all or a portion of the relevant amount through a partial withdrawal. You may be required to pay a withdrawal charge, but we will not adjust the amount withdrawn to include a Market Value Adjustment. In this case, the amount withdrawn will be deemed to have been withdrawn on the day the guarantee period expired.

crediting interest

We credit interest daily to money allocated to the fixed account options at a rate which compounds over one year to the interest rate we guaranteed when the money was allocated. We will credit interest on the initial purchase payment plus any credit enhancement from the issue date. We will credit interest to subsequent purchase payments from the date we receive them. We will credit interest to transfers from the date the transfer is made. The interest rate for the Dollar Cost Averaging Fixed Account will never be less than the minimum guaranteed rate shown on Page 3.

We will credit interest on any credit enhancement from the day the appropriate purchase payment is credited interest.

                                 CONTRACT VALUE

 On the issue date of the contract, the contract value is equal to the initial purchase payment, plus any credit enhancement. After the issue date, the contract value is equal to the sum of:

- the number of accumulation units you hold in each subaccount of the separate account multiplied by the accumulation unit value for that subaccount on the most recent valuation date; plus

-    the total value you have in the Dollar Cost Averaging Fixed Account Option;
     plus

-    the total values you have in the Guaranteed Maturity Fixed Account Option.

If you withdraw the entire contract value, you may receive an amount greater or less than the contract value because a market value adjustment, a withdrawal charge, income tax withholding, and a premium tax charge may apply.

subaccount values

The value of a subaccount is equal to the number of accumulation units you hold for that subaccount multiplied by the accumulation unit value for that subaccount on the most recent valuation date.

accumulation units and accumulation unit values

Amounts which are allocated to a subaccount are used to purchase accumulation units in that subaccount. The number of accumulation units purchased is determined by dividing the amount allocated by the subaccount's accumulation unit value as of the end of the valuation period when the allocation occurs.

Accumulation unit value is determined Monday through Friday on each day that the New York Stock Exchange is open for business. A separate accumulation unit value is determined for each subaccount. The accumulation unit value for each subaccount will vary with the price of a share in the portfolio the subaccount invests in, and in accordance with the mortality and expense risk charge, administrative expense charge, and any provision for taxes. Assessments of withdrawal charges, transfers and contract maintenance charges are done separately for each contract. They are made by redemption of accumulation units and do not affect accumulation unit value.

The accumulation unit value of a subaccount for any valuation period equals the accumulation unit value as of the immediately preceding valuation period, multiplied by the net investment factor for that subaccount for the current valuation period.

net investment factor

The net investment factor for any subaccount of the separate account for any valuation period is (1) divided by (2) minus (3) where:

1.       is the net result of:

          - the net asset value of a portfolio share held in the the mutual fund underlying the subaccount determined at the end of the valuation period, plus

          -    the  per  share   amount  of  any   dividend   or  capital   gain
               distributions declared by the portfolio underlying the subaccount during the current valuation period, plus or minus

          - a per share credit or charge with respect to any taxes which we paid or for which we reserved during the valuation period which are determined by us to be attributable to the operation of the subaccount (no federal income taxes are applicable under present law).

2. is the net asset value per share of a portfolio share held in the subaccount as of the end of the immediately preceding valuation period; and

3. is the sum of the annualized mortality and expense risk charge and the annualized administrative expense charge divided by the number of days in the current calendar year and then multiplied by the number of calendar days in the current valuation period.

The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease, or remain the same.

mortality and expense risk charge

Both before and after the annuity date, we deduct a mortality and expense risk charge from each subaccount during the valuation period. The annualized aggregate mortality and expense risk charge is equal to 1.40% of the net asset value of each subaccount. Our expense and mortality experience will not adversely affect the dollar amount of variable benefits or other contractual payments or values under this contract.

administrative expense charge

Both before and after the annuity date, we deduct an administrative expense charge from each subaccount during the valuation period. The annualized administrative expense charge is .10% of the net asset value of the subaccount. This charge compensates us for the cost of administering the contracts and the separate account.

contract maintenance charge

Prior to the annuity date, a contract maintenance charge will be deducted from your contract value on each contract anniversary. The charge is only deducted from the subaccounts. The charge will be deducted on a pro-rata basis from each subaccount of the separate account in the proportion that your value in each bears to your total value in all subaccounts. A full contract maintenance charge will be deducted if the contract is terminated on any date other than a contract anniversary. The annualized charge will never be greater than $35 per contract year. The contract maintenance charge will be waived if total purchase payments are $50,000 or more or if all money is allocated to the fixed account options on the contract anniversary.

After the annuity date the contract maintenance charge will be deducted in equal parts from each annuity payment. The contract maintenance charge will be waived if the contract value on the annuity date is $50,000 or more or if all payments are fixed amount annuity payments.

transfers and transfer fee

You may transfer amounts between investment alternatives prior to the annuity date. We reserve the right to impose a $10 transfer fee on the second transfer within a calendar month, and to impose a minimum size on transfer amounts.

Transfers are subject to the following restrictions:

          - Any transfer from a Fixed Account will be subject to a Market Value adjustment unless:

          - the transfer occurs during the 30 day period after the applicable guarantee period expires; or

          -    the transfer is made as part of a dollar cost averaging program.

          - At the end of 12 months from the date of a purchase payment allocation to the dollar cost averaging fixed account, any remaining portion of the purchase payment and interest in the dollar cost averaging fixed account will be allocated to other investment alternatives as defined by the current dollar cost averaging fixed account allocation.

          - No amount may be transferred into the dollar cost averaging fixed account.

We reserve the right to waive the transfer fees and restrictions contained in this contract.

annuity transfers

After the annuity date, no transfers may be made from the fixed amount annuity payment. Transfers between subaccounts, or from the variable amount annuity payment to the fixed amount annuity payment may not be made for six months after the annuity date.
Transfers may be made once every six months thereafter.

taxes

Any premium taxes or income tax withholding relating to the contract may be deducted from purchase payments or the contract value when the tax is incurred or at a later time.

                                 SURRENDER VALUE

surrender

You may surrender this contract before the annuity date. We will pay you the surrender value upon surrender.

The surrender value is equal to the contract value, adjusted by any market value adjustment, less any applicable taxes and withdrawal charges.

A surrender stops coverage under this contract.

withdrawal

You have the right to withdraw part or all of your surrender value before the annuity date. You must specify the investment alternative(s) from which you wish to make a withdrawal. When you make a withdrawal, your contract value will be reduced by the amount paid to you and any applicable withdrawal charge, market value adjustment, and taxes. A contract maintenance charge will also be deducted if the contract is terminated. Any withdrawal charge will be waived on withdrawals taken to satisfy IRS minimum distribution rules. This waiver is permitted only for withdrawals which satisfy distributions resulting from this contract.

Each withdrawal must be at least $50. If any withdrawal reduces the contract value to less than $500, we will treat the request as a withdrawal of the entire contract value. If you withdraw the entire contract value, the contract will terminate.

withdrawal charge

A withdrawal charge may be imposed on certain withdrawals. The withdrawal charge is a percentage of purchase payments withdrawn that are less than seven years old and not eligible for a free withdrawal, in accordance with the table shown below:

         Contribution      Withdrawal Charge
                Year              Percentage
         First                      8
         Second and Third           7
         Fourth and Fifth           6
         Sixth                      5
         Seventh                    4
         Eighth                     3
         Ninth and Later            0


The withdrawal charge is deducted from remaining contract value so that the actual reduction in contract value as a result of the withdrawal will be greater than the withdrawal amount requested and paid.

For purposes of determining the withdrawal charge, the contract value is deemed to be withdrawn in the following order:

First. Earnings--The amount of contract value in excess of all purchase payments and purchase payment matches that have not previously been withdrawn;

Second. Old Purchase Payments--Purchase payments received by us more than eight years prior to the date of withdrawal, and their associated purchase payment matches, which have not been previously withdrawn;

Third. Any additional amounts available as a free withdrawal, as described below; and

Fourth. New Purchase Payments--Purchase payments received by us less than eight years prior to the date of withdrawal, and their associated purchase payment matches. These amounts are deemed to be withdrawn on a first-in, first-out basis.

The contribution year for purchase payments and their associated purchase payment matches is measured from the date we received the purchase payment. The withdrawal charge is determined by multiplying the percentage corresponding to the contribution year times that part of each purchase payment withdrawal that is in excess of the free withdrawal amount.

free withdrawal

Withdrawals of the following amounts are never subject to the withdrawal charge:

a. In any contract year, the greater of earnings not previously withdrawn, or 15 percent of new purchase payments; and

b.   Any old purchase payments which have not been previously withdrawn.

The withdrawal charge will be waived if a settlement option is selected which provides for payments over at least 5 years or over the annuitant's lifetime.

market value adjustment

Activities in the Fixed Account that may be subject to a market value adjustment are withdrawals in excess of the free withdrawal amount, transfers, death benefits, and amounts applied to an annuity option. Any activity from the fixed account will be subject to a market value adjustment unless:

- it occurs during the 30 day period after the applicable guarantee period expires; or

-    it is a transfer that is part of a dollar cost averaging program.

A market value adjustment is an increase or decrease in the amount reflecting changes in the level of interest rates since the beginning of the applicable Guarantee Period. As used in this provision, `treasury rate' means the U.S. Treasury Note Constant Maturity yield as reported in Federal Reserve Bulletin Release H.15. The market value adjustment is based on the following:

I = the Treasury Rate for a maturity equal to the guarantee period for the week preceding the beginning of the Guarantee Period;

J = the Treasury Rate for a maturity equal to the guarantee period for the week preceding the receipt of the withdrawal request, death benefit request, transfer request, or annuity option request.

N = the number of whole and partial years from the date we receive the withdrawal, transfer, or death benefit request, or from the annuity date, to the end of the guarantee period.

An adjustment factor is determined from the following formula:

                                .9 x (I - J) x N

The amount subject to a market value adjustment that is deducted from the guaranteed maturity fixed account is multiplied by the adjustment factor to determine the amount of the market value adjustment.

Any market value adjustment will be waived on withdrawals taken to satisfy IRS minimum distribution rules. This waiver is permitted only for withdrawals which satisfy distributions resulting from this contract.

                                  DEATH BENEFIT

death of owner or annuitant

We will pay the death benefit when we receive due proof of death while this contract is in force and before the annuity date, if

-- any owner dies; or

-- the annuitant dies and the owner is not a natural person.

If the owner eligible to receive a benefit is not a natural person, the owner may elect to receive the benefit in one or more distributions. Otherwise, if the owner is a living individual, the owner may elect to receive a benefit either in one or more distributions or by annuity payments through an annuity option.

A death benefit will be paid if:

- the owner elects to receive the death benefit within 180 days of the date of death, and

- payment is made as of the date we determine the value of the death benefit, as defined at the end of the death benefit provision.

Otherwise, the settlement value will be paid. In any event, the entire value of the contract must be distributed within five (5) years after the date of death unless an annuity option is elected or a surviving spouse continues the contract in accordance with the following provisions. We reserve the right to extend the 180 day period when we will pay the death benefit.

If an annuity option is elected, payments from the annuity option must begin within one year of the date of death and must be payable throughout:

-    the life of the owner; or

-    a period not to exceed the life expectancy of the owner, or

- the life of the owner with payments guaranteed for a period not to exceed the life expectancy of the owner.

If the beneficiary is your spouse, and death occurs prior to the annuity date, then the contract can continue as if death had not occurred. If the contract is continued the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge or a market value adjustment.

If there is no annuitant at that time, the new annuitant will be the surviving spouse. The surviving spouse may also select one of the annuity options listed above.

If the beneficiary is not a natural person, then the beneficiary must receive the death benefit in a lump sum, and the options listed above are not available.

death benefit

Prior to the annuity date, the death benefit is equal to the greatest of the following death benefit alternatives:

- the sum of all purchase payments reduced by a withdrawal adjustment, as defined below; or

-    the contract value on the date we determine the death benefit; or

- the amount that would have been payable in the event of a full withdrawal of the contract value on the date we determine the death benefit; or

- the amount that would have been payable in the event of a full withdrawal of the contract value on the date we determine the death benefit; or

- the contract value on each death benefit anniversary prior to the date we determine the death benefit, increased by any purchase payments made since that death benefit anniversary and reduced by a withdrawal adjustment, as defined below.

The first death benefit anniversary is the 8th contract anniversary. Subsequent death benefit anniversaries are those contract anniversaries that are multiples of 8 contract years, beginning with the 16th contract anniversary. For example, the 8th, 16th, and 24th contract anniversaries are the first three death benefit anniversaries.

The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c) where:

(a)  equals the withdrawal amount.

(b)  equals the contract value immediately prior to the withdrawal.

(c) equals the value of the applicable death benefit alternative immediately prior to the withdrawal.

We will determine the value of the death benefit as of the end of the valuation period during which we receive a complete request for payment of the death benefit. A complete request includes due proof of death.

settlement value

The settlement value is the same amount that would be paid in the event of a full withdrawal of the contract value. We will calculate the settlement value at the end of the valuation period coinciding with the requested distribution date for payment or on the mandatory distribution date of 5 years after the date of death, whichever is earlier.

                                   BENEFICIARY

The beneficiary will receive the death benefit when any owner dies. The beneficiaries are as stated in the app unless changed.

If you do not name a beneficiary or if the beneficiary named is no longer living, the beneficiary will be:

 ...your spouse if living, otherwise;

 ...your children equally if living, otherwise;

 ...your estate.

We will pay the death benefit to the beneficiaries according to the most recent written instruction we have received from you. If we do not have any written instructions, we will pay the death benefit in equal shares to the beneficiaries who are to share the funds. If there is more than one beneficiary in a class and one of the beneficiaries predeceases you, the death benefit will be paid to the surviving beneficiaries in that class.

You may name new beneficiaries. We will provide a form to be signed. You must file it with us. Upon receipt, it is effective as of the date you signed the form, subject to any action we have taken before we received it.

                                    OWNERSHIP
The annuitant is the owner if no other person is named in the app as owner. Unless you provide otherwise, as owner, you may exercise all rights granted by the contract, subject to the rights of any irrevocable beneficiary, without the consent of anyone else.

You may name a new annuitant before the annuity date. You may also name a new owner. We will provide a form to be signed to request these changes. You must file it with us. Upon receipt, it is effective as of the date you signed the form. We are not liable for any payment we make or other action we take before receiving any written request for a change from you.

You may assign this contract or an interest in it to another. You must do so in writing and file the assignment with us. No assignment is binding on us until we receive it. When we receive it your rights and those of the beneficiary will be subject to the assignment. We are not responsible for the validity of any assignment you make.

                          OTHER TERMS OF YOUR CONTRACT
our contract with you

These pages, including any endorsements and any riders are your entire contract with us. We issued it based upon your app and the payment of the purchase payment by you.

We will not use any statements, except those made in the app to challenge any claim or to avoid any liability under this contract. The statements made in the app will be treated as representations and not as warranties.

Only our officers have authority to change this contract. No agent may do this. Any change must be written.

incontestability

This contract will be incontestable after its issue date. This means that we cannot use any misstatement by you in the application to challenge any claim or to avoid liability under this contract after this time.

misstatement of age or sex

If any age or sex has been misstated, we will pay the amounts which would have been paid at the correct age and sex.

conformity with state law

This contract is subject to the laws of the state in which it is delivered. If any part of the contract does not comply with the law, it will be treated by us as if it did.

nonparticipating

This policy does not participate in our earnings.

evidence of survival

We may require evidence of the survival of the annuitant.

settlements

We may require that this contract be returned to us prior to any settlement. We must receive due proof of death of the owner or annuitant prior to settlement of death claim.

Any surrender or death benefit under this contract will not be less than the minimum benefits required by the statute of the state in which the contract is delivered.

deferment of payments

We will pay any amounts due under the separate account under this contract within seven days, unless:

- The New York Stock Exchange is closed for other than usual weekends or holiday, or trading on such exchange is restricted;

-    An emergency  exists as defined by the Securities and Exchange  Commission;
     or

- The Securities and Exchange Commission permits delay for the protection of contract holders.

In addition, we may defer payment or transfers from the fixed account options for up to 6 months after you ask for it. If we defer payment from the fixed account for more than 30 days we will pay interest as required by applicable law. Any interest would be payable from the date the withdrawal request is received by us to the date the payment is made.

annual report

At least once a year, prior to the annuity date, we will send you a statement containing contract information. We will provide you with contract value information at any time upon request. The information presented will comply with any applicable law.

separate account modifications

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the mutual fund shares underlying the subaccounts. We will not substitute any share attributable to your interest in a subaccount without notice to you and prior approval of the Securities and Exchange Commission, to the extend required by the Investment Company Act of 1940, as amended.

We reserve the right to establish additional subaccounts each of which would invest in shares of another mutual fund. You may then instruct us to allocate purchase payments or transfers to such subaccounts, subject to any terms set by us or the mutual fund.

In the event of any such substitution or change, we may by endorsement make sure changes as may be necessary or appropriate to reflect such substitution or change.

If we deem it to be in the best interests of the persons having voting rights under the contracts, the separate account may be operated as a management company under the Investment Company Act of 1940, as amended or it may be deregistered under such Act in the event such registration is no longer required.


               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                            Flexible Premium Payments
          Benefit Paid in the Event of Death Prior to the Annuity Date
                         Withdrawal and Surrender Rights

The dollar amount of annuity payments or other values provided by this contract, when based on the investment experience of the separate account, will vary to reflect the performance of the separate account. For amounts in the Guaranteed Maturity Fixed Account, the withdrawal benefit, the death benefit, transfers to other investment alternatives and any periodic annuity payments may be subject to a market value adjustment which may result in an upward or downward adjustment of the amount distributed.


                          LINCOLN BENEFIT LIFE COMPANY
                          ENHANCED DEATH BENEFIT RIDER

This rider was issued because you selected the Enhanced Death Benefit at the time you applied for this annuity.

                             Enhanced Death Benefit

The Death Benefit provision of your Contract is modified as follows:

The Death Benefit will be the greater of the values stated in your contract, or the value of the Enhanced Death Benefit.

The Enhanced Death Benefit is equal to the greater of the Enhanced Death Benefit A or Enhanced Death Benefit B. The Enhanced Death Benefit will cease on the date we determine the value of the Death Benefit.

                            Enhanced Death Benefit A

At issue, the Enhanced Death Benefit A is equal to the initial purchase payment. After issue, the Enhanced Death Benefit A is recalculated when a purchase payment or withdrawal is made or on a contract anniversary as follows:

1. For purchase payments, the Enhanced Death Benefit A is equal to the most recently calculated Enhanced Death Benefit A plus the purchase payment.

2. For withdrawals, the Enhanced Death Benefit A is equal to the most recently calculated Enhanced Death Benefit A reduced by a withdrawal adjustment defined below.

3. On each contract anniversary, the Enhanced Death Benefit A is equal to the greater of the contract value or the most recently calculated Enhanced Death Benefit A.

In the absence of any withdrawals or purchase payments, the Enhanced Death Benefit A will be the greatest of all contract anniversary contract values on or prior to the date we calculate the death benefit.

The Enhanced Death Benefit A will be recalculated for purchase payments, with-drawals and on contract anniversaries until the oldest owner or the annuitant, if the owner is not a living individual, attains age 85.

After age 85, the Enhanced Death Benefit A will be recalculated only for purchase payments and withdrawals.

                            Enhanced Death Benefit B

The Enhanced Death Benefit B is equal to total purchase payments made reduced by a withdrawal adjustment defined below. Each purchase payment and each withdrawal adjustment will accumulate daily at a rate equivalent to 5% per year until the earlier of:

1.   the date we determine the death benefit, or

2. the first day of the month following the oldest owner's or, if the owner is not a living individual, the annuitant's 85th birthday.

The Enhanced Death Benefit B will never be greater than the maximum death benefit allowed by any nonforfeiture laws which govern the contract.

                              Withdrawal Adjustment

The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c) where:

(a)  equals the withdrawal amount.

(b)  equals the contract value immediately prior to the withdrawal.

(c) equals the most recently calculated Enhanced Death Benefit A or B, as applicable.

Mortality and Expense Risk Charge

The Mortality and Expense Risk Charge provision of your contract is modified as follows:

The annualized mortality and expense risk charge of 1.40% is changed to 1.60%.

Except as amended in this rider, the contract remains unchanged.

                                B. Eugene Wraith
                                    President


                          LINCOLN BENEFIT LIFE COMPANY

                    CONTRACT AMENDMENT FOR WAIVER OF CHARGES


The following provisions are added to your contract:

The benefits provided by this contract amendment do not impact any tax liabilities or IRS penalties incurred as a result of a withdrawal. You are responsible for all such liabilities and penalties.

Waiver for Confinement in Long Term Care Facility or Hospital
We will waive any withdrawal charge and market value adjustment prior to the annuity date if at least 30 days after the issue date any owner, or, if the owner is not a living individual, the annuitant is first confined to a Long Term Care Facility or Hospital under the following conditions:

-    confinement is for at least 90 consecutive days;

-    confinement is prescribed by a physician;

-    confinement is medically necessary; and

- the request for a withdrawal and due proof of confinement are received by us no later than 90 days after discharge.

"Physician"

A licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.) practicing within the scope of his or her license. Physician does not include the individual, a spouse, children, parents, grandparents, grandchildren, siblings, or in-laws.

"Due Proof"

Includes, but is not limited to, a letter signed by a Physician stating the dates the owner or annuitant was confined, the name and location of the Long Term Care Facility or Hospital, a statement that the confinement was Medically Necessary, and, if released, the date the owner or annuitant was released from the Long Term Care Facility or Hospital.

"Medically Necessary"

Confinement, care or treatment which is appropriate and consistent with the diagnosis in accord with accepted standards of practice, and which could not have been omitted without adversely affecting the individual's condition.

"Long Term Care Facility"

A facility which:

1.   is located in the United States or its territories;

2.   is licensed by the jurisdiction in which it is located;

3.   provides custodial care under the supervision of a registered nurse (R.N.);
     and

4.   can accommodate three or more persons.

"Hospital"

A facility which:

1.   is licensed as a hospital by the jurisdiction in which it is located;

2.   is supervised by a staff of licensed physicians;

3. provides nursing services 24 hours a day by or under the supervision of a registered nurse (R.N.);

4. operates primarily for the care and treatment of sick or injured persons as inpatients for a charge; and

5.   has access to medical, diagnostic and major surgical facilities.


Waiver for Terminal Illness
We will waive any withdrawal charge and market value adjustment prior to the annuity date if at least 30 days after the issue date any owner, or, if the owner is not a living individual, the annuitant is first diagnosed by a Physician as having a terminal illness. The request for the withdrawal must be received by us at least 30 days after the issue date. Due proof of the diagnosis must be given to us prior to, or at the time of, the withdrawal request. We may require a second opinion at our expense by a Physician chosen by us. In the event that the first and second Physicians disagree, we will require a third opinion at our expense by a Physician chosen by us. We will honor a consensus of any two of the three Physicians.

"Physician"
A licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.) practicing within the scope of his or her license. Physician does not include the individual, a spouse, children, parents, grandparents, grandchildren, siblings, or in-laws.

"Due Proof"

Includes, but is not limited to, a letter signed by a Physician stating the owner or annuitant has a Terminal Illness and the date the Terminal Illness was first diagnosed.

"Terminal Illness"

A condition which is expected to result in death within one year from the date of onset for 80% of the diagnosed cases.



                                B. Eugene Wraith

                                    President